Forme Capital, Inc.
Jing 7th Street
Dongfeng Xincun
Daqing City, PRC 163000

March 28, 2008

Comiskey and Company, P.C.
789 Sherman Street, Suite 385
Denver, Colorado, 80203

Ladies and Gentlemen:

We are hereby notifying you that effective as of the date hereof Comiskey and Company, P.C. is hereby terminated as Forme Capital, Inc.’s independent registered public accountant.

Enclosed is a copy of the Current Report the Company intends to file on March 28, 2008 on SEC Form 8-K under item 4.01 disclosing the change in accountants. Please review the Form 8-K and its disclosures and provide us with your firm’s written consent to file the accountant’s letter to be included as Exhibit 16 to the Form no later than April 8, 2008.

Sincerely,

/s/ John Vogel
President and Chief Executive Officer